Exhibit 99.3

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

Translation

Notice:	This document is an English translation of a statement written originally in Japanese. The Japanese original should be considered as the primary version.

September 30, 2026

To whom it may concern:

Company name:	Mitsubishi Kakoki Kaisha, Ltd.

Name of representative:	Toshikazu Tanaka, Representative Director, President and CEO
(Securities code: 6331; Prime Market of the Tokyo Stock Exchange)

Inquiries:	Tomoki Nakatani, Deputy Division Director, Planning & Administrative Division General Manager, Planning Department (TEL. +81-44-333-5354)

Notice Concerning the Grant of Voting Rights to Shareholders Acquiring Shares After the Record Date

As stated in “Notice Concerning the Conclusion of Business Integration Agreement and Share Exchange Agreement in Respect of the Business Integration of Mitsubishi Kakoki Kaisha, Ltd. and TSUKISHIMA HOLDINGS CO., LTD., the Transition to a Holding Company Structure through an Absorption-Type Company Split of Mitsubishi Kakoki Kaisha, Ltd., the Change of Trade Name, Other Partial Amendments to the Articles of Incorporation, and the Change in Representative Director” (“Business Integration Press Release”) released today, the Company and TSUKISHIMA HOLDINGS CO., LTD. (“Tsukishima Holdings;” the Company and Tsukishima Holdings are hereinafter collectively referred to as “Companies”), for the purpose of implementing a business integration (“Business Integration”) based on the principle of equality as of April 1, 2027 (scheduled), have agreed to implement (I) an absorption-type company split (“Absorption-type Company Split”) in which the Company will be the company splitting in the absorption-type split and MKK Next, Ltd., a wholly owned subsidiary of the Company established today (“Preparatory Company”), will be the company succeeding in the absorption-type split, thereby making the Company a holding company by causing the Preparatory Company to succeed to the rights and obligations relating to all of the Company’s businesses except for the businesses related to certain functions necessary for the Company to become a holding company, (II) a share exchange (“Share Exchange”) between the Companies subject to the Absorption-Type Company Split becoming effective, and (III) a series of transactions under such holding company (for details, please see “(1) Method of the Business Integration” under “2. Summary of the Business Integration,” under “I. Business Integration” in the Business Integration Press Release) to reorganize the businesses in their respective groups. Pursuant to resolutions adopted at board meetings of the Companies held today, the Companies have executed, based on the principle of equality, a business integration agreement and a share exchange agreement with respect to the Share Exchange, and the Company has also executed, pursuant to a resolution adopted at its board meeting held today, an absorption-type company split agreement with respect to the Absorption-Type Company Split.

Accordingly, the Company has today decided to grant voting rights at the annual shareholders’ meeting scheduled to be held in June 2027 (the “Annual Shareholders’ Meeting”) to persons who acquire shares of the common stock of the Company through the Share Exchange after the record date for voting rights at the Annual Shareholders’ Meeting, on the condition that (i) the amendment to Tsukishima Holdings’ articles of incorporation, which deletes the provision regarding the record date for voting rights at its annual shareholders’ meetings has taken effect, and that (ii) the Share Exchange has taken effect. Therefore, the Company hereby announces the following.

1.	Shares Subject to the Grant of Voting Rights

Shares of the common stock of the Company to be delivered in the Share Exchange

(Reference)

Number of shares of the common stock of the Company to be delivered in the Share Exchange: 34,811,735 shares (scheduled)

The above number of shares of the common stock of the Company to be delivered in the Share Exchange is calculated based on the total number of issued shares of the common stock (40,125,800 shares) and the number of treasury shares (567,010 shares) of Tsukishima Holdings as of June 30, 2026.

Upon the Share Exchange, the Company plans to allot and deliver the number of shares of the common stock of the Company calculated based on the exchange ratio for the Share Exchange (0.88 shares of the common stock of the Company for each share of the common stock of Tsukishima Holdings) to the shareholders of Tsukishima Holdings as of the time immediately preceding the time when the Company acquires all of the issued shares of Tsukishima Holdings (“Record Time”), in exchange for the shares of the common stock of Tsukishima Holdings held by them. In addition, regarding the shares of the common stock of the Company to be delivered, the Company plans to appropriate a portion of the treasury shares it holds and newly issue 34,151,480 shares of the common stock.

Furthermore, the actual number of shares of the common stock to be delivered by the Company is subject to change in the future, as Tsukishima Holdings plans to cancel, at the Record Time, all of its treasury shares held at the time immediately preceding the Record Time (including shares acquired upon demand for the purchase of shares by dissenting shareholders in connection with the Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act) by a resolution of the board of directors of Tsukishima Holdings at a meeting to be held by the day immediately preceding the effective date of the Share Exchange.

2.	Reason for Granting Voting Rights

As stated in the Business Integration Press Release, the Company and Tsukishima Holdings are scheduled to implement the Share Exchange with an effective date of April 1, 2027 (scheduled).

In connection therewith, the Company has determined that granting voting rights at the Annual Shareholders’ Meeting to shareholders of Tsukishima Holdings who acquire shares of the common stock of the Company through the Share Exchange is consistent with the purpose of the Business Integration. Accordingly, pursuant to Article 124, Paragraph 4 of the Companies Act, and on the condition that (i) the amendment to Tsukishima Holdings’ articles of incorporation, which deletes the provision regarding the record date for voting rights at its annual shareholders’ meetings has taken effect, and that (ii) the Share Exchange has taken effect, the Company has decided to grant voting rights at the Annual Shareholders’ Meeting to persons who acquire shares of the common stock of the Company through the Share Exchange after the record date for voting rights at the Annual General Meeting of Shareholders (March 31, 2027).

End of Document

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